Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Selected Portions of Press Conference 2013 Summer

The following transcript relates to SoftBank Mobile Corp. “Press Conference 2013 Summer” held on May 7, 2013. The briefing was conducted in Japanese with simultaneous English translation, and the transcript filed hereunder are transcribed from the simultaneous English translation. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, mistranslations of certain statements, errors, omissions or inaccuracies in the transcript. SoftBank believes that none of these inaccuracies is material. A replay of the press conference briefing is accessible through SoftBank’s website at www.softbank.co.jp/en/.

“Selected Portions of Press Conference 2013 Summer” Q&A

(1.17.40)

My name is Grace from Bloomberg News.

On the Financial Times, there was an article regarding Dish based on the presentation made by Mr. Son for the Sprint transaction, and there was a counterargument by Dish. And also they argued that SoftBank’s explanation was misleading and inappropriate. Do you have any comments on that?

Answer:

The assumption and a price by Dish was actually misleading from my point of view and also incomplete. That was a comment we made earlier, so we have different opinions in both parties. But us, for today’s occasion, how much synergies are there, what kind of synergies can we expect, I think that would be the biggest part of the difference between the proposals of SoftBank and Dish. We have the No.1 connectivity in smartphone and we have voice network and data network for the connectivity. That is why we have been working on cloud base stations which are the leading-edge technologies. And at the same time, Sprint, 2.5GHz is expected to be used by Sprint TD-LTE is already launched in SoftBank as SoftBank 4G and is already available. So the smartphones that we announced today are compatible with SoftBank 4G. And we are the first operator that is already launching the commercial service of SoftBank 4G. And also the company’s handsets are coming one after another. So, that is more specific and concrete synergy that we are presenting to you. So the biggest difference of the assumptions between those two parties are this synergy and I believe this was a kind of additional explanation for the synergy explanation.

(1.22.21)

My name is Yamaguchi, freelancer.

The other day, Mr. Otellini of Intel provided comments to support SoftBank and also Intel announced that SoftBank as a partner of business. Do you have any concrete idea of business jointly with Intel and what is Intel’s position from the Softbank’s point of view?

Answer:

Intel showed us support to Sprint, and especially as one of the companies of Silicon Valley companies which show their support. Not only Intel but also many of the companies in Silicon Valley that we have business partnership officially or unofficially are providing us their support. Out of such companies, Mr. Paul Otellini of Intel who also announced his retirement, not direct relationship from the business point of view but also as one of the leaders of the industry in Silicon Valley, he showed his position of welcoming SoftBank. That’s my understanding. Business partnership with Intel that is something we may have some presentation to you later, but we have been having a long-time history of partnership or relationship with this company.

(1.39.20)

I am Murai from Reuters

Counterproposal by Dish about Sprint deal. You said that SoftBank already commercially launched TD-LTE service and that could be the benefit that Sprint can enjoy. Could you elaborate on that? And Sprint is going to acquire Clearwire. So could you tell us the plan for the Sprint TD-LTE deployment?

Answer:

Sprint has 51% stake in Clearwire as of today. One of the major shareholders of Clearwire, Qualcomm, actually Intel and Bright House said that, regardless of the voting by shareholders, they are going to sell their stakes to Sprint and there are agreements executed by those companies. So 69% (SIC 65%) of shareholders of Clearwire are already agreed with Sprint. So virtually Sprint already has 69% (SIC 65%) stake in Clearwire. So Clearwire could become the subsidiary of Sprint. Clearwire owns 2.5 GHz which is the most suitable for TD-LTE service. And the bandwidth is, on average, 120 MHz bandwidth, which is one of the biggest bandwidth even by global standards. Of course, there is a difference depending on regions of the United States. So, in the Sprint-SoftBank transaction, Clearwire’s spectrum is the key. And Sprint does not have its own TD-LTE technology or experience in deploying TD-LTE. So for Sprint to fully utilize 2.5 GHz for TD-LTE, they need expertise and that could be the key for Sprint to turn around fully.

Now, SoftBank has already deployed the TD-LTE commercially. SoftBank already has 2.5 GHz spectrum and already deployed commercially. Android smartphones we unveiled today are compatible with TD-LTE as well. So the biggest factor for Sprint to turn around, TD-LTE is the key. And in order for Sprint to fully utilize 2.5 GHz TD-LTE, they need SoftBank as a partner because Dish does not have any expertise or experience in deploying 2.5 GHz and Sprint has not built technology or expertise to deploy 2.5 GHz. But SoftBank has commercially launched 2.5 GHz service and has launched devices that are compatible or capable of 2.5 GHz.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.